SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 4 March 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)
Notice of Extraordinary General Court

Following the Capital Raising Announcement made by Bank of Ireland Group (the Bank) on 12 February 2009, the Bank announces that a Circular containing a Notice convening an Extraordinary General Court (EGC) has been published and has been posted to Stockholders today, 4 March 2009.

The EGC is to be held on 27 March 2009 at 11.00am at the Savoy Cinema, O'Connell Street, Dublin 1.

The purpose of the EGC is to propose Resolutions for the issue and allotment of 3.5bn units of New Preference Stock of €0.01 nominal value at an issue price of €1.00 per unit and the grant of Warrants to the National Pensions Reserve Fund Commission to subscribe for up to 334,737,148 units of Ordinary Stock of €0.64 nominal value.

The Circular and Notice of EGC are available today on the Company's website
www.bankofireland.com/investor
.

Copies of the Circular and Notice of EGC are being submitted to the Irish Stock Exchange and the UK Listing Authority and will be available shortly for inspection at:

Companies Announcements Office
The Irish Stock Exchange

28 Anglesea Street
Dublin 2

and

Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade

Canary Wharf
London E14 5HS

Contact details:
John Clifford

                 Company Secretary

    +353 1 604 3400
Geraldine Deighan
            Head of Group Investor Relations

                     +353 1 604 3501
Dan Loughrey

              Head of Group Corporate Communications
          +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 4 March 2009